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                             May 19, 2021

       Brandon E. Lacoff
       Chief Executive Officer
       Belpointe PREP, LLC
       255 Glenville Road
       Greenwich, Connecticut 06831

                                                        Re: Belpointe PREP, LLC
                                                            Registration
Statement on Form S-11
                                                            Filed April 22,
2021
                                                            File No. 333-255424

       Dear Mr. Lacoff:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-11

       Exhibit 23.1
       Consent of independent registered public accounting firm, page 1

   1. The auditor's consent indicates that the beginning period of the financial statements is
                                                        January 24, 2021
instead of January 24, 2020. Please have your auditor revise its consent with the correct date
for the beginning period of the financial statements.
       Certain relationships and related person transactions
       Belpointe REIT transaction, page 96

   2. We note that concurrent with this offering, you will conduct a tender offer to acquire control of
Belpointe REIT, Inc. (Belpointe REIT), an affiliate of the manager and sponsor. Also, we note
your plan is to acquire the entire equity interest in Belpointe
 Brandon E. Lacoff
FirstName  LastNameBrandon E. Lacoff
Belpointe PREP, LLC
Comapany
May        NameBelpointe PREP, LLC
     19, 2021
May 19,
Page 2 2021 Page 2
FirstName LastName
         REIT. Please tell us what consideration you gave to providing Belpointe REIT's separate audited financial statements. In your response, tell us whether you believe Belpointe
         REIT is a predecessor as defined by Regulation C Rule 405 and tell us the basis for your conclusion. Finally, please tell us what consideration you gave to providing pro forma financial statements to show the impact of the transaction on your historical financial statements.
Note 5 - Real Estate, Net
Acquisitions of real estate, page F-12

3. For each property acquired, or probable of acquisition, during 2020 and 2021, please address the following.

                Tell us whether any of the properties acquired or probable of acquisition are significant in accordance with Rule 3-14 of Regulation S-X.
                Clarify for us whether the property has a rental history.
                Tell us whether any of the properties were acquired from a common seller or if they would otherwise be considered related for purposes of applying the significance test under Rule 3-14.
                With respect to the 980 8th Avenue South - Nashville Tennessee property under contract as of February 24, 2021, clarify for us whether you consider the acquisition to be probable and the basis for your conclusion.
                Tell us what consideration you gave to providing pro forma financial statements to show the impact of acquisitions and probable acquisition as applicable.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please
 Brandon E. Lacoff
Belpointe PREP, LLC
May 19, 2021
Page 3

contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                       Sincerely,
FirstName LastNameBrandon E. Lacoff
                                                       Division of Corporation
Finance
Comapany NameBelpointe PREP, LLC
                                                       Office of Real Estate &
Construction
May 19, 2021 Page 3
cc:       Vanessa Schoenthaler, Esq.
FirstName LastName